UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

or

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For transition period from to

Commission file number: 1-15168

CERIDIAN CORPORATION PERSONAL INVESTMENT PLAN

(Full title of the plan)

CERIDIAN CORPORATION
3311 East Old Shakopee Road
Minneapolis, MN  55425

(Name of issuer of the securities held pursuant to the plan
and address of its principal executive office)

Ceridian Corporation

Personal Investment Plan

Index to Financial Statements, Schedules, and Exhibits

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and
the Retirement Committee of
Ceridian Corporation:

We have audited the accompanying statements of net assets available for benefits of the Ceridian Corporation Personal Investment Plan (the “Plan”) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/KPMG LLP

Minneapolis, Minnesota
June 26, 2007

CERIDIAN CORPORATION PERSONAL INVESTMENT PLAN
Statements of Net Assets Available for Benefits
(Dollars in thousands)

	December 31,
	2006	2005
Investments at fair value:

Ceridian Corporation common stock	$3,358	$3,955

Mutual funds	114,092	108,773

Loans receivable from participants	1,096	1,071

Total investments	118,546	113,799

Cash	94	2

Participant contributions receivable	3	108

Employer contributions receivable	55	61

Net assets available for benefits	$118,698	$113,970

See accompanying notes to financial statements.

CERIDIAN CORPORATION PERSONAL INVESTMENT PLAN
Statements of Changes in Net Assets Available for Benefits
(Dollars in thousands)

	Year Ended December 31,
	2006	2005
Additions:
Additions to net assets attributed to:
Dividends	$5,496	$4,472
Interest	58	51
Net appreciation in fair value of investments including realized gains and losses	8,346	3,707
	13,900	8,230
Contributions:
Participant	3,668	3,989
Employer	538	574
	4,206	4,563

Total additions	18,106	12,793

Deductions:
Benefits paid to participants	13,378	14,127

Increase (decrease) in net assets available for benefits	4,728	(1,334)

Net assets available for benefits:
Beginning of year	113,970	115,304

End of year	$118,698	$113,970

See accompanying notes to financial statements.

CERIDIAN CORPORATION PERSONAL INVESTMENT PLAN
Notes to Financial Statements
December 31, 2006 and 2005

(1)           Summary of Significant Accounting Policies

(a)           Basis of Presentation and Use of Estimates

The accompanying financial statements of the Ceridian Corporation Personal Investment Plan, as amended (the “Plan”), have been prepared on the accrual basis of accounting. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the reported changes in net assets available for benefits during the reporting period.  Actual results could differ from those estimates.  We have reclassified certain prior period amounts to conform to the current period’s presentation.

(b)           Custodian of Investments

Under the terms of a trust agreement between T. Rowe Price Trust Company (the “Trustee”) and Ceridian Corporation (the “Company”), the Trustee holds, manages and invests contributions to the Plan and income therefrom in funds selected by the Company’s Retirement Committee to the extent directed by participants in the Plan.  The Trustee carries its own banker’s blanket bond insuring against losses caused, among other things, by dishonesty of employees, burglary, robbery, misplacement, forgery and counterfeit money.

(c)           Investments

Investments are stated at fair value.  Investments in common stock are valued at closing prices published in the Consolidated Transaction Reporting System of the New York Stock Exchange LLC.  Investments in mutual funds are valued at the net asset value of shares held by the Plan at year end. Loans receivable from participants are valued at their outstanding balances, which approximates fair value.  Net realized gains or losses are recognized by the Plan upon the sale of its investments or portions thereof on the basis of average cost to each investment program.  Purchases and sales of securities are recorded on a trade date basis.  Dividends on mutual funds are recorded on the ex-dividend date.

(d)           Costs and Expenses

Fees paid by the Plan for investment management services are included as a reduction of the return earned on each mutual fund as described in the mutual fund prospectus and financial statements.

Costs and expenses of administering the Plan are paid by the Company and affiliated companies who have adopted the Plan (“Adopting Affiliates”).

(e)           Risks and Uncertainties

The Plan offers a number of investment options to participants that are exposed to various risks, such as interest rate, credit, and overall market volatility risk.  Also, at December 31, 2006 and 2005, approximately 2.8% and 3.5%, respectively, of the Plan’s net assets available for benefits were invested in the Company’s common stock.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the amounts reported in the statements of net assets available for benefits and participant accounts.

 (2)          Description of the Plan

The Plan is a defined contribution plan, qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended (the “Code”), which includes provisions under Section 401(k) of the Code allowing an eligible participant to direct the employer to contribute a portion of the participant’s compensation to the Plan on a pre-tax basis through payroll deductions.  Only those employees of the Company and Adopting Affiliates who are U.S. citizens or resident aliens paid under the U.S. domestic payroll system and participate in the Company’s qualified defined benefit pension plan are eligible to participate in the Plan.  The Plan is administered by the Company through its Retirement Committee and through its Director of Employee Benefits. The Retirement Committee is appointed by the Chief Executive Officer of the Company.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations issued thereunder (“ERISA”).

(3)           Participant Accounts and Vesting

The Trustee maintains an account for each participant, including participant directed allocations to each investment fund.  Each participant’s account is credited with the participant’s contribution and allocation of any employer contribution, less loans and withdrawals, based on the direction of the participant and includes net return on the participant directed investments.  Participants are immediately vested in their contributions and employer contributions, including the net return thereon; therefore, there are no forfeitures.

(4)           Contributions

Participants may direct their employer to contribute to the Plan on their behalf through payroll deduction from 1% to 40% of their eligible compensation in any pay period, subject to certain limitations.  The Plan administrator, in accordance with the terms of the Plan, limited payroll deduction contributions on behalf of highly compensated participants to 10% of their eligible compensation in 2006 and 2005. The Code limited the total salary deferral contributions for any participant to $15,000 in 2006 and $14,000 in 2005 and provided that no participant may make annual deferral contributions to the Plan from salary in excess of $220,000 in 2006 or $210,000 in 2005.  These amounts are subject to periodic adjustment for increases in the cost of living in accordance with Treasury regulations.  Participants who were at least age 50 by the end of the contribution year were permitted to make contributions in excess of the Code limits of up to $5,000 for 2006 and $4,000 for 2005.

The Company and Adopting Affiliates made basic monthly matching contributions totaling $538,000 in 2006 and $574,000 in 2005 and did not declare a discretionary matching contribution for either year.  The basic monthly matching contributions were determined on the basis of 50% of a participant’s salary deferral contributions, up to a maximum of 3% of eligible compensation, and do not require the satisfaction of performance criteria.  The discretionary matching contribution is at the sole and absolute discretion of the Company.

(5)           Withdrawals and Distributions

Participants who are still employed by the Company or one of its Adopting Affiliates may withdraw from their Plan account for “financial hardship,” as defined by federal regulations, for total disability, or if the participant is 59 1/2 years old.  Participants may also withdraw amounts that were rolled into the Plan from another qualified plan or IRA.  Distributions are also permitted pursuant to a qualified domestic relations order or in the event of termination of employment, retirement or death.

(6)           Loans

Participants may borrow up to 50% of their salary deferral contributions, rollover amounts and related investment earnings.  Any loan must be in a multiple of $100, be at least $1,000, and not be more than $50,000 less the amount of the highest loan balance outstanding during the 12-month period that ends the day before the loan is made.  Participants may not have more than two loans outstanding.  The interest rate is set by the Plan administrator and is based on the prime interest rates charged by major national banks.  Each loan is approved by the Plan administrator or a delegate, and the Trustee maintains a loan receivable account for any participant with an outstanding loan.

(7)           Income Tax Status

The Plan received a favorable determination letter regarding the Plan’s tax qualification dated June 25, 2004 from the Internal Revenue Service stating that the Plan was qualified under the provisions of Section 401(a) of the Code, and that the trust established thereunder was thereby exempt from federal income taxes under Section 501(a) of the Code.  The Company believes the Plan continues to operate in compliance with the applicable requirements of the Code.

(8)           Party-in-interest

The Trustee is a party-in-interest with respect to the Plan.  In the opinion of the Trustee and the Company, transactions between the Plan and the Trustee are exempt from being considered as prohibited transactions under Section 408(b) of ERISA.

The Plan holds shares of Ceridian Corporation common stock and records realized gain or loss and net unrealized appreciation or depreciation on these securities.

(9)           Investments

The following table presents individual investment programs whose carrying values represent 5% or more of the Plan’s net assets available for benefits at the end of each of the respective years (dollars in thousands):

	2006	2005
T. Rowe Price Capital Appreciation Fund	$8,102	$7,700
T. Rowe Price Equity Income Fund	30,692	29,281
T. Rowe Price Equity Index Trust Fund	6,652	6,542
T. Rowe Price New Horizons Fund	20,137	21,855
T. Rowe Price Small-Cap Value Fund	8,139	7,967
T. Rowe Price Summit Cash Reserves Fund	12,020	12,335
PIMCO Total Return Fund	7,475	7,590

The following table presents the net appreciation on fair value of investments including realized gains and losses for each major class of the Plan’s investments for each of the respective years (dollars in thousands):

	2006	2005
Ceridian Corporation Common Stock	$384	$1,131
Mutual Funds	7,962	2,576
Total	$8,346	$3,707

(10)         Plan Termination

Although it has not expressed any intention to do so, the Company has the right to terminate the plan or discontinue contributions with respect to any one or more participating employers.  Full distribution of each account may be made to participants by lump sum payment.

(11)         Subsequent Event

On May 30, 2007, the Company, Foundation Holdings, Inc., a Delaware corporation (“Parent”), and Foundation Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”). Parent and Merger Sub are jointly owned, directly or indirectly, by Thomas H. Lee Partners, L.P. and Fidelity National Financial, Inc.

Under the terms of the Merger Agreement, Merger Sub will merge with and into the Company and each share of Ceridian Corporation common stock outstanding at the effective time of the merger (other than shares with respect to which appraisal rights have been properly exercised) will be converted into the right to receive $36 per share in cash and the surviving corporation will become a wholly owned subsidiary of Parent.

Completion of the merger will be subject to conditions including: (a) approval of the Merger Agreement by the Company’s shareholders, (b) approval by certain governmental regulators and authorities, including approvals under applicable antitrust laws and change of control approvals in connection with state money transmitter licenses, (c) the absence of an injunction by any court or other tribunal of competent jurisdiction which prohibits the consummation of the merger, (d) subject to certain exceptions, the accuracy of representations and warranties of the other party, and (e) material compliance of the other party with its covenants and material performance of the other party of its obligations.

CERIDIAN CORPORATION PERSONAL INVESTMENT PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2006

(Dollars in thousands)

		Shares or		Current
Description		Face Value	Cost	Value

Ceridian Corporation Common Stock	*	120,003	$1,677	$3,358

Mutual Funds
T. Rowe Price New Horizons Fund	*	623,615	13,851	20,137

T. Rowe Price Capital Appreciation Fund	*	392,897	6,584	8,102

T. Rowe Price Equity Index Trust Fund	*	160,669	4,853	6,652

T. Rowe Price Balanced Fund	*	260,203	4,618	5,540

T. Rowe Price Equity Income Fund	*	1,038,659	23,161	30,692

T. Rowe Price Small-Cap Value Fund	*	197,507	5,299	8,139

T. Rowe Price Summit Cash Reserves Fund	*	12,019,801	12,020	12,020

T. Rowe Price International Discovery Fund	*	74,852	2,827	3,554

T. Rowe Price Science & Technology Fund	*	32,265	846	676

T. Rowe Price Retirement 2005 Fund	*	19,765	232	229

T Rowe Price Retirement 2010 Fund	*	41,974	675	666

T Rowe Price Retirement 2015 Fund	*	25,157	315	311

T Rowe Price Retirement 2020 Fund	*	16,741	294	290

T Rowe Price Retirement 2025 Fund	*	24,655	321	317

T Rowe Price Retirement 2030 Fund	*	1,935	36	36

T Rowe Price Retirement 2035 Fund	*	2,229	31	30

T Rowe Price Stable Value Fund Sch B	*	719,692	720	720

T Rowe Price Retirement Fund	*	21,550	284	283

Janus Growth and Income Fund		75,430	2,498	2,886

UBS International Equity		444,375	3,936	5,337

PIMCO Total Return Fund		720,098	7,544	7,475

Loans Receivable from Participants (range of interest rates 4.00% to 9.50%)	*			1,096

			$92,622	$118,546

*Represents party-in-interest.

See Report of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CERIDIAN CORPORATION
PERSONAL INVESTMENT PLAN

Date: June 28, 2007
By: Ceridian Corporation Retirement Committee
its Named Fiduciary

	By:	/s/David B. Kuhnau
David B. Kuhnau
Secretary of the Ceridian Corporation
Retirement Committee
Vice President and Treasurer
of Ceridian Corporation

EXHIBIT INDEX

Exhibit		Description	Code

23.01		Consent of Independent Registered Public Accounting Firm	E

99.01		Ceridian Corporation Personal Investment Plan – Sixth Declaration of Amendment	E

Legend:	(E)	Electronic Filing